Exhibit 99.1

Arco Platform Limited

Consolidated financial statements

December 31, 2022

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2022 and 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	5	216,360	211,143
Financial investments	6	391,785	973,294
Trade receivables	7	856,887	593,263
Inventories	8	254,060	158,582
Recoverable taxes	9	67,166	38,811
Derivative financial instruments	16	-	301
Related parties	10	3,956	4,571
Other assets		82,515	66,962
Total current assets		1,872,729	2,046,927

Non-current assets
Financial investments	6	30,861	40,762
Derivative financial instruments	16	-	560
Related parties	10	-	6,819
Recoverable taxes	9	11,108	22,216
Deferred income tax	24	337,267	321,223
Other assets		78,038	57,534
Investments and interests in other entities	11	111,631	126,873
Property and equipment	12	59,031	73,885
Right-of-use assets	13	68,696	35,960
Intangible assets	14	3,184,047	3,257,360
Total non-current assets		3,880,679	3,943,192

Total assets		5,753,408	5,990,119

The accompanying notes are part of the consolidated financial statements.

	Notes	December 31, 2022	December 31, 2021
Liabilities
Current liabilities
Trade payables		182,748	103,292
Labor and social obligations	18	89,044	157,601
Lease liabilities	13	34,329	20,122
Loans and financing	15	102,873	228,448
Derivative financial instruments	16	3,693	-
Taxes and contributions payable		9,488	7,953
Income taxes payable		28,576	37,775
Advances from customers		16,079	35,291
Accounts payable to selling shareholders	17	1,060,746	799,553
Other liabilities		6,013	3,176
Total current liabilities		1,533,589	1,393,211

Non-current liabilities
Labor and social obligations	18	1,451	661
Lease liabilities	13	42,576	22,996
Loans and financing	15	1,833,956	1,602,879
Derivative financial instruments	16	110,154	223,561
Provision for legal proceedings	28	3,174	1,398
Accounts payable to selling shareholders	17	330,457	869,233
Other liabilities		621	946
Total non-current liabilities		2,322,389	2,721,674
Total liabilities		3,855,978	4,114,885

Equity	19
Share capital		11	11
Capital reserve		2,009,799	2,203,857
Treasury shares		(8,205)	(180,775)
Share-based compensation reserve		95,008	90,813
Accumulated losses		(199,183)	(238,672)
Total equity		1,897,430	1,875,234

Total liabilities and equity		5,753,408	5,990,119

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income or loss

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

	Notes	December 31, 2022	December 31, 2021	December 31, 2020
Revenue	21	1,775,427	1,232,074	1,001,710
Cost of sales	22	(500,526)	(294,407)	(221,130)

Gross profit		1,274,901	937,667	780,580

Selling expenses	22	(665,014)	(496,298)	(372,269)
General and administrative expenses	22	(338,262)	(328,643)	(270,558)
Other income (expenses), net		23,904	16,673	(2,258)

Operating profit		295,529	129,399	135,495

Finance income	23	445,237	91,212	45,211
Finance costs	23	(638,483)	(372,086)	(142,013)
Finance result	23	(193,246)	(280,874)	(96,802)

Share of (loss) profit of equity-accounted investees	11	(34,365)	(22,182)	409

Profit (loss) before income taxes		67,918	(173,657)	39,102
Income taxes - income (expense)
Current		(44,473)	(65,609)	(87,379)
Deferred		16,044	81,183	65,057
	24	(28,429)	15,574	(22,322)

Net profit (loss) for the year		39,489	(158,083)	16,780

Profit (loss) for the year attributable to
Equity holders of the parent		39,489	(158,083)	16,780

Basic earnings (loss) per share - in Brazilian reais	20
Class A		0.71	(3.18)	0.30
Class B		0.71	(3.18)	0.30
Diluted earnings (loss) per share - in Brazilian reais	20
Class A		(1.49)	(3.18)	0.30
Class B		0.71	(3.18)	0.30

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of comprehensive income or loss

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais)

	Notes	December 31, 2022	December 31, 2021	December 31, 2020
Net profit (loss) for the year		39,489	(158,083)	16,780

Comprehensive income		-	-	-
		-	-	-

Total comprehensive income or loss for the year		39,489	(158,083)	16,780

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

		Reserves
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2019	11	1,607,622	-	84,546	(97,369)	1,594,810

Net profit for the year	-	-	-	-	16,780	16,780
Issuance of common shares in follow-on public offering	-	591,898	-	-	-	591,898
Share issuance cost	-	(16,291)	-	-	-	(16,291)
Restricted stocks transferred	-	17,416	-	(17,416)	-	-
Share based compensation plan	-	-	-	13,687	-	13,687

Balances at December 31, 2020	11	2,200,645	-	80,817	(80,589)	2,200,884

Net loss for the year	-	-	-	-	(158,083)	(158,083)
Share based compensation plan	-	-	-	33,184	-	33,184
Purchase of treasury shares	-	-	(200,751)	-	-	(200,751)
Investment shares transferred	-	16	1,877	(1,893)	-	-
Restricted stocks transferred	-	3,196	18,099	(21,295)	-	-

Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

Net profit for the year	-	-	-	-	39,489	39,489
Share based compensation plan (Note 19)	-	-	-	35,846	-	35,846
Purchase of treasury shares (Note 19)	-	-	(53,139)	-	-	(53,139)
Shares cancelled	-	(106,496)	106,496	-	-	-
Restricted stocks transferred (Note 19)	-	(87,562)	119,213	(31,651)	-	-

Balances at December 31, 2022	11	2,009,799	(8,205)	95,008	(199,183)	1,897,430

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	December 31, 2022	December 31, 2021	December 31, 2020
Operating activities
Profit (loss) before income taxes		67,918	(173,657)	39,102
Adjustments to reconcile profit (loss) before income taxes to cash from operations
Depreciation and amortization	22	277,458	194,885	127,455
Inventory allowances	8 and 22	40,671	26,778	7,453
(Reversal) provision for expected credit losses	9 and 22	(2,247)	26,610	34,684
Loss on sale/disposal of property and equipment and intangible		430	908	4,277
Fair value change in derivative financial instruments	23	(106,379)	37,291	(562)
Fair value adjustment in accounts payable to selling shareholders	23	568	87,820	20,330
Share of loss (profit) of equity-accounted investees	11	34,365	22,182	(409)
Share-based compensation plan		35,571	70,127	36,333
Accrued interest on loans and financing	15 and 23	247,834	57,245	19,862
Interest accretion on accounts payable to selling shareholders	23	184,218	121,611	68,379
Income from financial investments		(19,461)	(25,930)	(13,388)
Interest on lease liabilities		4,422	4,795	3,036
Provision (reversal) for legal proceedings	28	1,776	(149)	587
Provision (reversal) for payroll taxes (restricted stock units)		2,024	235	(2,997)
Foreign exchange effects, net	23	(45,289)	1,772	(188)
Changes in fair value of step acquisitions		-	-	307
Gain on changes of interest of investment	11	(17,712)	(14,022)	-
Other financial expense (income), net		(3,945)	(1,276)	(2,315)
		702,222	437,225	341,946
Changes in operating assets and liabilities
Trade receivables		(263,364)	(184,472)	(108,087)
Inventories		(122,609)	(62,212)	(18,161)
Recoverable taxes		(16,736)	(39,199)	3,152
Other assets		(28,601)	(62,802)	(14,087)
Trade payables		79,456	52,915	3,886
Labor and social obligations		6,062	(6,640)	7,239
Taxes and contributions payable		1,379	(2,590)	1,147
Advances from customers		(19,212)	11,665	(2,981)
Other liabilities		2,672	(5,724)	(1,420)

Cash from operations		341,269	138,166	212,634

Income taxes paid		(53,676)	(72,564)	(95,053)
Interest paid on lease liabilities	13	(3,991)	(3,294)	(2,100)
Interest paid on accounts payable to selling shareholders		(72,930)	(13,700)	(187)
Interest paid on loans and financing	15	(164,536)	(20,275)	(13,423)
Payments for contingent consideration		(70,687)	(3,837)	(9,520)
Payment for stock options - Geekie	1(c)	(75,578)	-	-
Net cash flows (used in) generated from operating activities		(100,129)	24,496	92,351

Investing activities
Acquisition of property and equipment	12	(14,322)	(60,078)	(10,822)
Payment of investments and interests in other entities		(32)	(125,273)	(32,628)
Acquisition of subsidiaries, net of cash acquired		-	(795,905)	(204,286)
Payments of accounts payable to selling shareholders		(1,270)	(101,286)	-
Acquisition of intangible assets	14	(165,846)	(151,318)	(96,827)
Purchase of financial investments		(975,525)	(2,269,029)	(1,767,913)
Redemption of financial investments		1,537,243	1,963,256	1,603,896
Interest received from financial investments		49,153	40,641	33,904
Loans to related parties		(4,811)	5,000	(5,000)
Net cash flows (used in) generated from investing activities		424,590	(1,493,992)	(479,676)

Financing activities
Capital increase proceeds from public offering		-	-	591,898
Share issuance costs		-	-	(16,291)
Purchase of treasury shares		(53,139)	(200,751)	-
Payment of lease liabilities	13	(21,485)	(15,729)	(8,510)
Payment of accounts payable to selling shareholders		(309,682)	(193,954)	(1,733)
Cash received (payment) for financial derivatives		(2,474)	185,409	-
Loans and financing issued, net of costs	15	1,188,980	1,578,298	498,434
Loans and financing payments	15	(1,120,024)	(109,815)	(301,151)

Net cash flows (used in) generated from financing activities		(317,824)	1,243,458	762,647

Foreign exchange effects on cash and cash equivalents		(1,420)	12,771	188

Increase (decrease) in cash and cash equivalents		5,217	(213,267)	375,510

Cash and cash equivalents at the beginning of the year	5	211,143	424,410	48,900
Cash and cash equivalents at the end of the year	5	216,360	211,143	424,410

Increase (decrease) in cash and cash equivalents		5,217	(213,267)	375,510

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018, whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of a corporate reorganization and initial public offering in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil. OSC Investments Limited is the ultimate parent company of Arco.

Since 2015, the Company has been investing in technology and its printed methodology has evolved to an educational platform capable of delivering the entire K-12 curriculum content. The Company serves private schools in several Brazilian states and cities where it delivers its printed and digital content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have terms of validity ranging from one to five years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each school using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its revenue and operating margin, which is calculated by dividing the operating profit by revenue over a given period.

These consolidated financial statements were approved for issue by the Board of Directors on March 30, 2023.

1.2	Significant events during the year

For the year ended December 31, 2022

(a)	Internal restructurings

Corporate restructuring

During the year, the Company completed the following incorporations as part of its corporate reorganization:

●	On May 1, 2022, the incorporation of P2D Educação Ltda. by Companhia Brasileira de Educação de Sistemas de Ensino S.A.

●	On August 1, 2022, the incorporation of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (Eduqo) and Studos Software Ltda. by Atech Soluções Tecnológicas S.A..

●	On October 1, 2022, the incorporation of Geekie Desenvolvimento de Software S.A. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

The incorporations were part of a tax planning strategy to enable the Company to obtain tax benefits from the amortization of fair value adjustments and goodwill resulting from business combinations.

All incorporated companies were wholly owned subsidiaries of Arco and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts.

Non-Binding Proposal

On November 30, 2022, the Company’s board of directors received a preliminary non-binding proposal (the “Proposal”) from General Atlantic L.P. (“GA”) and Dragoneer Investment Group, LLC (“Dragoneer”) to acquire all of the outstanding Class A common shares of the Company (the “Proposed Transaction”) that are not held by GA, Dragoneer, Oto Brasil de Sá Cavalcante (“Oto”) or Ari de Sá Cavalcante Neto (“Ari” and together with Oto, the “Founders”), or their respective affiliates.

Pursuant to the terms of the Proposal, the Founders have stated that they support the Proposed Transaction and will agree to roll over 100% of their Class A common shares and Class B common shares. Following the closing of the Proposed Transaction, the Founders will maintain the same economic and voting interests in the Company that they currently own. The purchase price proposed by General Atlantic and Dragoneer for each Class A common share is US$11.00 in cash, which represents a premium of approximately 22% over the closing price of US$9.04 per Class A common share on November 30, 2022.

In January 2023, the Company’s Board of Directors formed a special committee to evaluate the Proposal, as described in Note 30. At this time, it is uncertain that any definitive offer will be made, that any definitive agreement relating to the Proposal or any potential alternative transaction will be executed, or that the Proposed Transaction or any other transaction will be approved or consummated.

Shares repurchases

During the year, the Company purchased an aggregate amount of 551,125 Class A common shares for a total of R$ 53.1 million (equivalent to US$ 10.2 million) as described in Note 19.

(b)	Financial transactions

Loan liquidation

On January 3, 2022, the Company paid in full a loan through one of its subsidiaries, Arco Educação, in the amount of R$ 201,883.

Issuance of debentures

In August 2022, the Company issued non-convertible debentures through its subsidiary, Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), consisting of 1,200,000 debentures with a unitary value of R$ 1.00, in the total amount of R$ 1,200,000. The net proceeds of R$1,188,980 are intended to pay the debentures issued by CBE in August 2021, currently totaling R$ 1,000,000, to strengthen the Company’s cash position, and to extend the Company’s debt maturity profile. See Note 15 for further information. These transactions were accounted for as a debt extinguishment according to IFRS 9.

(c)	Acquisition of interests in other entities and business combinations

Acquisition of additional shares of Geekie

Pursuant to the investment and share purchase agreement (SPA) for the acquisition of Geekie in November 2020, on June 1, 2022, Arco acquired the shares issued to the beneficiaries through the stock option plan, paying the amount of R$ 75,578, corresponding to 12.56% of the total shares, following the conditions previously negotiated in the SPA. At the same date, Arco paid R$ 223,939 to acquire the outstanding non-controlling interest of 37.23%.

Inco Acquisition

On October 6, 2022, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) to acquire the remaining 75.1% of the share capital of INCO Limited (“Isaac”), the provider of an all-in-one platform that offers a suite of financial and software products to K-12 schools. The purchase price for the transaction will be paid in the form of Arco’s own shares. Prior to the transaction, Arco already held 24.9% of the issued and outstanding equity interests of Isaac. Thus, the transaction will be treated as a step acquisition according to IFRS 3.

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) on November 16, 2022, and the transaction closing occurred in January 2023. Despite the fact that the transaction was approved by the regulatory body (CADE) in 2022, the acquisition date, however, was determined based on the date when Arco fulfilled all the conditions set by the terms in the Equity Purchase Agreement (EPA). As of December 31, 2022 there were several conditions outstanding to consummate the operation. The final closing of the transaction was on January 2, 2023. Therefore, Isaac only became part of the Company in January, not being included in the consolidation as of December 31, 2022.

Fair value of the identifiable assets and liabilities

The Company is evaluating the fair value of identifiable assets and liabilities as of the acquisition date and the purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

Purchase consideration

In consideration for the purchase of the transaction, the Company delivered shares of its common stock to the selling shareholders.

Isaac shareholders received approximately 10.4 million shares of the Company's stock, equivalent to approximately 15.8% of the issued shares and outstanding equity interest, immediately following the closing of the transaction.

Of the 10,436,201 shares delivered to Isaac shareholders, 1,047,142 are treasury shares of the Company, and 9,389,059 are newly issued shares. The transaction resulted in a dilution of approximately 14.2% for the current shareholders of Arco.

The founding shareholders of Isaac are subject to a lock-up period of 3 years from the closing date with respect to their Arco shares, with 1/3 of their shares being released each year.

The Company don’t recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill on the acquisition is being evaluated by experts and it is expected to be deductible for tax purposes after the Company incorporates the acquiree and is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Isaac with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

For impairment testing purposes, goodwill will be allocated to the appropriate operating segment in accordance with the activities performed by Isaac and is being evaluated by management for proper allocation to existing segments or to a new segment to be defined.

Transaction costs

Transaction costs of R$ 13,159 were expensed and are included in general and administrative expenses as of December 31, 2022.

Payment of the Positivo installment

On November 1, 2022, the Company paid the amount of R$ 198,499 related to the third installment of Positivo acquisition as described in Note 17.c).

Acquisition of additional shares of Me Salva!

As mentioned in Note 4(a), on March 10, 2021, the Company acquired 60% of Me Salva!’s share. On December 9, 2022, Arco signed an addendum to the previous purchase agreement to acquire the 40% outstanding shares of Me Salva!, where it was defined that, on this date, all the remaining shares would be transferred to Arco and that the remaining amount for payment was fixed at R$9,504, to be settled in 3 annual installments, updated by the CDI.

As of December 31, 2022, Arco owns 100% of Me Salva! shares.

(d)	Acquisition of intangible assets

Acquisition of PGS and Mentes do Amanhã solutions

On February 3, 2022, Arco concluded the acquisition of the following solutions from Pearson Education do Brasil Ltda.

(i) PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and (ii) Mentes do Amanhã (“Mentes”): a K-12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

The purchase consideration consisted of: (i) R$ 5,507 paid in February 2022; and (ii) R$ 8,701 paid in May 2022.

The acquired solutions were recorded as intangible assets in accordance with IAS 38 - Intangible Assets.

For the year ended December 31, 2021

(a)	Internal restructurings

Change of corporate name of subsidiary

On April 19, 2021, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary PSD Educação S.A. was changed to Companhia Brasileira de Educação e Sistemas de Ensino S.A.

Corporate restructuring

On January 1,2021 the Company started a corporate reorganization through the incorporation of Arco Ventures S.A. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

On July 1, 2021, the Company continued the corporate reorganization through the incorporation of Barra Américas Editora Ltda., Distribuidora de Material Didático Desterro Ltda., and SAS Sistema de Ensino Ltda.e SAS Livrarias Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

On October 1, 2021, the Company completed the corporate reorganization for the year, through the incorporation of Nave à Vela Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

These restructurings seek an operational improvement and generation of income tax savings from the tax deductible amortization of acquired goodwill and identified intangibles arising from the purchase of Positivo.

All incorporated companies were under common control of Arco and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts. There were no tax effects resulting from the incorporation.

Cancelation of treasury shares

As of November 1, 2021, the Company had repurchased an aggregated amount of 1,172,991 Class A Common Shares under the Repurchase Program previously approved by the Board of Directors. On that date, the Company canceled 750,000 Treasury Shares with the approval of the Board of Directors.

(b)	Financial transactions

Issuance of debentures

In August 2021, the Company issued non-convertible debentures through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A., consisting of 900,000 debentures with a unitary value of R$1.00, in the total amount of R$ 900,000 (with transaction costs in the amount of R$ 8,550). The purpose of this issue is to pay the amount due on the COC and Dom Bosco acquisition. See Note 15 for further information.

Investment from Dragoneer and General Atlantic

On November 30, 2021, Arco signed agreements led by affiliates of Dragoneer Investment Group LLC (“Dragoneer”), which have committed to make a US$100 million strategic investment, and General Atlantic Partners (Bermuda) J, L.P. (“General Atlantic”), which has committed to make a US$50 million strategic investment, through the purchase of convertible senior notes, subject to customary closing conditions. The full amount committed was received by the Company on November 30, 2021. See Note 15 for further information.

Loan agreement

On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 thousand with an interest rate of 2.452% p.a. Additionally, Geekie entered into swap contracts with the lender, swapping the original interest rate to CDI + 1.7208%, avoiding any exchange risk. See Note 15 for further information.

(c)	Acquisition of interests in other entities and business combinations

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of INCO, a company that provides financial and administrative services to private schools, equivalent to 30.0% of the total capital stock for R$ 25,000.

On April 27, 2021, the Company invested R$ 33,195 in the entity and an additional R$ 53,523 on September 27,2021, in new rounds of investments. See Note 11 for further information.

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil.

COC and Dom Bosco have over 50 years of academic track record in Brazil, serving over 800 partner schools and around 210 thousand students in all regions of the country, from pre-K to high school and pre-university. The brands have a strong presence in the Southeast region of Brazil, especially in the state of São Paulo.

Arco expects to accelerate the growth of COC and Dom Bosco by updating their content and technology, improving distribution and customer service capabilities, as well as to cross-sell supplemental solutions within the COC and Dom Bosco partner school base.

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) in September 2021, and the transaction closing date occurred on October 1, 2021 as described in Note 4.

Acquisition of Me Salva!

On March 12, 2021, the Company announced that it had acquired 60% of the outstanding shares of Me Salva!, an entity founded in 2011 with an online educational solution to help students improve their ENEM scores and be admitted to the best universities in the country. The online solutions platform offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. The remaining 40% will be acquired from the non-controlling interests in 2025 based on the enterprise value (as defined in the sale purchase agreement) of Me Salva! as of December 31, 2024.

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources and strengthening Arco’s B2B2C winning factors with new digital capabilities. See Note 4 for further information.

Investment in Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, Arco acquired a 23.43% interest in Tera for R$ 15,000 through the purchase of interest from minority shareholders and a capital increase.

Tera provides courses and training for professional and management development and additionally provides consulting services in project development, IT and marketing. See Note 11 for further information.

Acquisition of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On April 22, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares of Eduqo, which provides educational services, acting specifically in the Learning Management System (LMS), for R$ 30,000, subject to price adjustments.

This transaction was approved by CADE in June 2021, and the transaction closing date occurred on July 1, 2021. See Notes 4 and 17 for further information.

Acquisition of Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares of Edupass, which provides educational services, acting specifically as an “education as a benefit” platform. The Company connects educational institutions with companies and professionals, and currently has more than 75,000 courses linked with corporate education benefits to help employees in their career development.

The transaction was closed for R$ 5,000, with an additional earn out of R$ 11,254 to be paid in 2024. See Notes 4 and 17 for further information.

For the year ended December 31, 2020

(a)	Follow-on public offering

On June 04, 2020, Arco completed a follow-on public offering of 5,563,203 Class A common shares, offered by General Atlantic Arco (Bermuda), L.P. (“GA”), and Alfaco Holding Inc. (the “Selling Shareholders”), at a public offering price of U$ 47.70. Arco did not receive any proceeds from the sale of the Class A common shares by the Selling Shareholders. Neither Arco nor any of its other shareholders, including its founding shareholders and members of management, sold Class A common shares in this offering.

On September 8, 2020, the Company completed a follow-on public offering of 2,500,000 Class A common shares issued by Arco at a public offering price of US$44.80.

The public offering resulted in gross proceeds of US$112.0 million (or R$591.9) for the Company. The Company received net proceeds of US$109,760 (or R$580,059), after deducting US$2,240 (or R$11,839) in underwriting discounts and commissions. In addition, the Company incurred in the amount of R$ 4,452 for audit, consulting and legal services related to the offering. These transactions costs, net of taxes, are classified in equity as a reduction of the gross proceeds resulting from the public offering.

(b)	Internal restructurings

PSD Educação S.A. (“PSD”)

On August 01, 2020, continuing the corporate restructuring, PSD Educação S.A. incorporated the companies Positivo Soluções Didáticas Ltda.and Editora Piá Ltda. When PSD Educação S.A. acquired these entities, goodwill and fair value adjustments recognized in the amount of R$830,028 and R$726,876, respectively, were not tax deductible. However, as a result of the corporate restructuring, PSD Educação S.A now has tax benefits from the deductibility of the amortization of goodwill and fair value adjustments of R$529,347 (tax rate of 34%). The fair value adjustments are deductible over the next 5 to 20 years, according to the useful lives of the identified is deductible over 7.5 years, as defined by the Company's Management, under Brazilian tax laws.

(c)	Acquisition of investments

Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

On November 27, 2020, the Company signed a new shareholders’ agreement and based on the new terms defined, on that date the Company acquired control of Geekie and the investee became a consolidated subsidiary of Arco.

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company acquired a 14.48% interest in Bewater Ventures I GA FIP - Multiestratégia, a fund managed by Paraty Capital, through the purchase of 9,670 Class B quotas for R$9,670 as described in Note 11. The fund´s main goal was to make a minority investment in Grupo A, a company that provides educational solutions for higher education, which happened subsequently to our investment.

Escola da Inteligência Cursos Educacionais Ltda. (“EI” or “Escola da Inteligência”)

On August 28, 2020, the Company announced that it entered into a definitive agreement to acquire Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil.

On November 13, 2020, the Company received approval of the transaction from Brazil’s Administrative Council for Economic Defense – CADE, with no restrictions, and the Company concluded the transaction on December 2, 2020. Accordingly, on that date, the Company, through its subsidiary PSD, acquired control of EI.

WPensar S.A. (“WPensar”)

On September 21, 2020, the Company acquired control of WPensar S.A. through the acquisition of the remaining 75.0% interest and started to consolidate it as subsidiary of the Company with 100.0% interest in the share capital.

Studos Software Ltda. (“Studos”)

On September 21, 2020, the Company acquired the control of Studos Software Ltda. (“Studos”) by acquiring 100.0% of its outstanding ordinary shares and voting interests.

2	Significant accounting policies

2.1	Basis of preparation of the consolidated financial statements

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, derivative financial instruments, the share-based compensation plan and accounts payable to selling shareholders from business combinations that have been measured at fair value.

Arco is a holding company and considers the currency of the local environment of the its subsidiaries in Brazil as its functional currency, which is its primary source of revenue. Therefore, the functional currency of the Company is the Brazilian real and the consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”). All amounts are rounded to the nearest thousands, except when otherwise indicated.

The Company has prepared these consolidated financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements provide comparative information in respect of the previous periods.

2.2	Basis of consolidation and investments in associates

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and investments in associates as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

The table below is a list of the Company’s subsidiaries and investments:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2022	2021	2020
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%	100.0%
Arce Participações Ltda.	Holding	Brazil	Subsidiary	100.0%	100.0%	-
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda	Educational content	Brazil	Subsidiary	-	-	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	-	-	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	-	-	100.0%
Arco Ventures S.A.	Educational content	Brazil	Subsidiary	-	-	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	-	-	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	-	-	51.0%
Atech Soluções Tecnológicas S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	100.0%
NLP Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	100.0%
Geekie Desenvolvimento de Softwares S.A. (a)	Educational technology	Brazil	Subsidiary	-	57.4%	56.0%
Studos Software Ltda. (b)	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
NSE Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	60.0%	60.0%	60.0%
Me Salva! Cursos e Consultorias S.A.	Educational content	Brazil	Subsidiary	100.0%	60.0%	-
Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (b)	Educational content	Brazil	Subsidiary	-	100.0%	-
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	-
P2D Educação Ltda. (a)	Educational content	Brazil	Subsidiary	-	100.0%	-
Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia	Private equity	Brazil	Investee	10.9%	11.0%	14.5%
INCO Limited	Collection services	Cayman Islands	Investee	24.9%	26.1%	-
Tera Treinamentos Profissionais Ltda.	Educational content	Brazil	Investee	23.4%	23.4%	-

(a)	During the year, the entity was incorporated by Companhia Brasileira de Educação e Sistemas de Ensino S.A. as described in Note 1.2 (a).

(b)	During the year, the entity was incorporated by Atech Soluções Tecnológicas S.A. as described in Note 1.2 (a).

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has: (i) Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) Exposure, or rights, to variable returns from its involvement with the investee, and (iii) The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (i) The contractual arrangements with the other vote holders of the investee, (ii) Rights arising from other contractual arrangements, and (iii) The Company’s voting rights and potential voting rights.

Assets, liabilities, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases control of the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, and any resulting gain or loss is recognized in profit or loss.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of income or loss and comprehensive income, changes in equity and financial position, respectively.

2.3	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of income or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination.

Where goodwill has been allocated to a segment and part of the operation within that segment is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the segment unit retained.

The current Brazilian tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a corporate reorganization occurs after acquisition by the Company (i.e., when the Company merges or spins off the businesses acquired). Until such action occurs, the tax and accounting bases of the net assets acquired are the same as of the acquisition date and no deferred tax effects are recognized.

Certain acquired subsidiaries utilize the presumed profit regime as described in Note 24.a) to calculate income taxes. Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements at acquisition date or any subsequent periods.

b)	Investment in associates and joint venture

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint ventures is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of income or loss reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity.

The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of income or loss outside operating profit and represents profit or loss after tax of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within share of profit (loss) of equity-accounted investees in the statement of income or loss.

c)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

●	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

●	Held primarily for the purpose of trading;

●	Expected to be realized within twelve-months after the reporting period; or

●	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve-months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle;

●	It is held primarily for the purpose of trading;

●	It is due to be settled within twelve-months after the reporting period; or

●	There is no unconditional right to defer the settlement of the liability for at least twelve-months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d)	Fair value measurement

The Company measures certain financial instruments such as, financial assets, financial investments, derivatives and financial liabilities at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either.

●	in the principal market for the asset or liability; or

●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

●	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

●	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above. See Note 26 for further information.

e)	Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (OCI), it should give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. There are no financial assets designated as fair value through OCI.

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include trade receivables and certain financial investments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative financial instruments.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired; or

●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

●	Disclosures for significant assumptions - Note 3

●	Trade receivables, including contract assets - Note 7

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 360 days past due. Management considers this period of maturity to be adequate considering the Company's business model and the historical customer's payment since the contracts are signed annually and during this period the Company can negotiate the payment of the security reducing the credit risk. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and financing, payables, or as derivative financial instruments, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and financing and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing, derivative financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

●	Financial liabilities at fair value through profit or loss

●	Financial liabilities at amortized cost (loans and financing)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Financial liabilities at amortized cost (loans and financing)

After initial recognition, interest-bearing loans and financing are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income or loss. This category generally applies to interest-bearing loans and financing at Note 15.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income or loss.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)	Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments such as put options from investments and forward currency swaps to protect its exposure to foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result in the statements of income or loss.

g)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash in banks and on hand and short-term highly liquid financial investments with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

h)	Inventories

Inventories are measured at the lower of cost or net realizable value. The costs of inventories are based on the average cost method and include costs incurred on the purchase of inventories, editorial production costs and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

Educational content relates to costs incurred to prepare the educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

The inventory reserve for educational content is calculated based on their expected net realizable value. Inventory reserve corresponds to a reserve for inventory obsolescence and is recorded in cost of sales. It is estimated based on the amount of educational content from prior collections which are no longer used for sale and educational content which the Company expects will not be sold based on the actual sales. In determining the inventory reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently in inventory.

i)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10%
Vehicles	20%
Furniture and fixtures	10%
IT equipment	20% to 33%
Facilities	10%
Leasehold improvements	20% to 33%

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income or loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

j)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, as follows:

Buildings	1 to 4 years
Equipment	1 to 4 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. Right-of use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Company as a lessor

The Company does not enter into leasing agreements as a lessor.

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the statement of income or loss as incurred. After initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Costs associated with maintaining internally developed software are recognized as an expense as incurred.

The useful lives of intangible assets are assessed as finite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income or loss.

l)	Impairment of non-financial asset

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

●	Disclosures for significant accounting judgments, estimates and assumptions - Note 3

●	Property and equipment - Note 12

●	Intangible assets - Note 14

●	Goodwill - Note 14

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing is required for goodwill and intangibles with indefinite lives, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate, equivalent to the pre-tax discount rate, that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. An operating segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each operating segment level. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

m)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income or loss net of any reimbursement, when applicable.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

n)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

o)	Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based compensation, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The expenses of equity-settled transactions are determined by the fair value at the date when the grant is made using an appropriate valuation model. That expense is recognized in general and administrative expenses, together with a corresponding increase in equity (share-based compensation reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is considered in the computation of diluted earnings per share (see Note 20).

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using a Black & Scholes model. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

p)	Revenue from contracts with customers

Revenue from sale of education content

The Company sells educational content to private schools, which is delivered through printed and digital formats. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled, i.e., at the moment it delivers the content to private schools in printed and digital format when the Company fulfills its performance obligation, and the revenue from these contracts is recognized at a point of time. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the contractual return conditions are met.

The Company has concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customers.

Revenue is driven by the number of students enrolled in each school and is based on a value negotiated with each contract through the conditions contained in the terms of sales. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

The Company provides printed content capable of delivering the entire K-12 curriculum. The Company also provides digital content for the purpose of supporting the printed content, and includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. In this context, the digital content and related features are an evolution from a totally printed methodology to a broader approach and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

Pursuant to the terms of the contracts, each year by the end of November the schools are required to provide the Company with an estimate of the number of enrolled students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its educational content. Since the contracts with the schools allows product returns or increase in the number of enrolled students up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. A right of return asset (and corresponding adjustment to cost of sales) is also recognized for the right to recover the goods from the customer.

The asset is measured at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in value. The Company updates the measurement of the asset for any revisions to the expected level of returns and any additional decreases in the value of the returned products.

Revenue from services

The Company provides services related to school management for private schools and students, and technological solutions for communicating with students' parents and a learning platform for students and teachers, which are delivered through monthly software licenses. Revenue from contracts with customers is recognized when the control of services is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled for the exchange of services, that is, when it releases the license to use services of software for private schools.

The Company generates subscription revenue from the sale of user licenses, in which customers can use the services of online school management software. The services are sold directly to schools that bundle the subscription with their own services provided to end customers. The Company fulfills its performance obligation, and the revenue from these services is recognized on a straight-line basis during the subscription period.

Subscription revenue is driven by the number of students enrolled in each customer and is based on a value negotiated with each subscriber through the conditions contained in the terms of use.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR) method. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income includes also gain from financial investments classified as financial assets at fair value through profit or loss. Interest income is included in finance income in the statement of income or loss.

Costs to obtain a contract

The Company incurs costs to obtain each sales contract and recognizes as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

q)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

●	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

●	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

●	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint venture, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The current Brazilian legislation allows the amortization of goodwill in at least 5 years, for tax purposes, in cases of merger, spin-off or incorporation. Thus, it is possible to have a tax benefit from goodwill in the incorporation since it has been generated in the acquisition of interests from third parties.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company offsets deferred income tax assets and liabilities if the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

●	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

●	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position

r)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

s)	Foreign currencies

The consolidated financial statements are presented in Brazilian Reais, which is also the Company and its subsidiaries’ functional currency. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

(d)	Information related to Covid-19 pandemic

The beginning of 2022 was characterized by a significant growth in COVID-19 cases, thus state and municipal governments took restrictive measures to contain a possible new wave of the virus. These measures have been relaxed as the number of cases decreased compared to the beginning of the year.

The initial restrictive measures taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities at the beginning of the pandemic. However, in 2022 school activities returned to the presential modality.

Notwithstanding the above, despite the gradual release of the restrictions by the authorities, most of its workforce is working on site applying a hybrid model.

The Company continues putting in place to safeguard the health and safety of the Company’s employees, customers, and suppliers, and direct and indirect interest principal investment have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedure.

As of December 31, 2022, the Company did not recognize any additional expenses related to COVID-19, mainly due to flexibility of restricted measures and the high percentage of the target population vaccinated in Brazil.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19’s general impact on the education industry in Brazil or to reasonably estimate its impact on Arco’s results of operations, cash flows or financial condition, including, but not limited to:

●	A decrease in the number of students, which may impact the expected amount of revenue.

●	An increase in bad debts due to the current economic scenario.

●	An adverse change in the fair value of financial instruments recognized on the Company’s books.

●	The need for renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

The Company does not expect to incur additional expenses from COVID-19, but Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business operations, financial performance, financial position, and cash flows.

2.4	Changes in accounting policies and disclosures

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which became effective for annual periods beginning on or after 1 January 2022 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs (i.e., the costs that the Company cannot avoid because it has the contract) exceed the economic benefits expected to be received under it.

The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labor and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

These amendments had no impact on the consolidated financial statements of the Company as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the period.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

In accordance with the transitional provisions, the Company applies the amendments retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Company as there were no sales of such items produced by property and equipment made available for use on or after the beginning of the earliest period presented.

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These amendments had no impact on the consolidated financial statements of the Company as it is not a first-time adopter.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

In accordance with the transitional provisions, the Company applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application). These amendments had no impact on the consolidated financial statements of the Company.

These amendments had no impact on the consolidated financial statements of the Company as it did not have assets in scope of IAS 41 as at the reporting date.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company’s financial statements:

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

●	Definition of Accounting Estimates (Amendments to IAS 8)

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

3	Significant accounting judgements, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

●	Capital management – Note 27

●	Financial instruments risk management – Notes 26 and 27

●	Sensitivity analyses disclosures – Note 27

Estimates and assumptions

The key assumptions about the future and other key sources of estimation uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. The Company determined that its operating segments are the cash generating units. These estimates are most relevant to goodwill that are recognized by the Company. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in Note 14.

Inventory allowance

The Company recognizes a provision for disposal of inventory considering content from previous collections not sold and a prospective model to estimate the forecast of obsolescence of products from current collections. The applied model considers the historical data of non-realization of products to obtain the expected loss percentages. Any significant changes between the observed losses compared to the historical loss pattern impact the expected loss percentages estimated by the Company. See Note 8 for further information.

Provision for expected credit losses of trade receivables and contract assets

The Company uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for customer. The provision matrix is initially based on the Company’s historical observed default rates. The Company calibrates the matrix to adjust the historical credit loss experience with forward-looking information.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables and contract assets is disclosed in Note 7.

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 18.b).

Taxes

Deferred income tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Company has R$ 157,786 (2021: R$ 104,329) in deferred income tax on tax loss carryforwards. Additionally, there is R$ 10,355 (2021: R$ 12,902) of unrecognized tax loss carryforwards as of December 31, 2022 related to subsidiaries that have a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 24 for further information.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 26 for further disclosures.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor (see Notes 6 and 26 for additional information).

4	Business combinations and acquisition of non-controlling interests

The company did not enter into any business combinations during the year. The following information relates to business combinations that occurred in the comparative period.

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2021
	Me Salva!	Eduqo	Edupass	P2D
Assets
Cash and cash and equivalents	10,562	1,112	362	24,136
Trade receivables	2,010	300	23	17,786
Inventories	80	-	-	23,348
Recoverable taxes	7	50	-	1,175
Deferred taxes	-	-	-	3,137
Advance to employees	-	-	-	109
Other assets	160	4	102	2,622
Property and equipment	145	74	-	319
Right-of-use assets	112	270	-	-
Intangible assets	12,022	9,097	3,702	168,187
	25,098	10,907	4,189	240,819
Liabilities
Trade payables	614	77	56	8,738
Labor and social obligations	296	232	42	5,205
Taxes and contributions payable	211	657	519	65
Leases	112	270	-	-
Loans and financing	91	119	-	-
Advances from customers	322	-	22	202
Other liabilities	2,263	4	-	6,113
	3,909	1,359	639	20,323
Net identifiable assets acquired at fair value	21,189	9,548	3,550	220,496

Goodwill arising on acquisition	28,326	22,422	11,679	560,075
Purchase consideration	49,515	31,970	15,229	780,571
Cash paid	15,778	15,097	2,000	788,985
Capital contribution	10,000	-	-	-
Accounts payables to selling shareholders arising from acquisition (Note 17)	22,196	16,076	13,229	-
Retained payments	1,324	-	-	-
Price adjustment	217	797	-	(8,414)
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(486)	(390)	(191)	(13,629)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(15,433)	(13,985)	(1,638)	(764,849)

(a)	Me Salva! Cursos e Consultorias S.A. (“Me Salva!”)

On March 10, 2021, the Company acquired control of Me Salva!, by acquiring 60.0% of the outstanding shares on the acquisition date.

The purchase consideration transferred was R$ 49,515, comprised of:

For acquisition of 60%: (i) R$ 15,779 related to cash consideration paid on the acquisition date; (ii) R$ 10,000 capital contribution paid on the acquisition date; (iii) R$ 1,324 retained for the period of 5 years for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement, which will be released in five annual installments; and (iv) R$ 217 determined as an “acquisition price adjustment.

For acquisition of remaining 40%: (i) R$ 22,196, representing the present value of the amount that will be paid in March 2025. Because the price is not fixed, the Company considers the payment as contingent consideration, and the financial liability is measured at FVPL and no non-controlling interest has been recognized.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination. As mentioned in Note 1.2I, on December 9, 2022, the Company acquired the remaining 40% of Me Salva!’s shares.

Goodwill

The goodwill recorded on the acquisition was R$ 28,326 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Me Salva! With those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$ 486 were expensed and are included in general and administrative expenses as of December 31, 2021.

(b)	Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On July 1, 2021, the Company acquired control of Eduqo, by acquiring 100% of the outstanding shares on the acquisition date.

Eduqo provides educational services, acting specifically in the Learning Management System (LMS) segment.

The purchase consideration transferred was R$ 31,970, comprised of: (i) R$ 15,097 cash consideration paid on the acquisition date; (ii) R$ 16,076 related to seller financing, representing the present value of fixed price that will be paid in two installments on each anniversary date of the transaction, and (iii) of R$ 797 determined as an acquisition price adjustment. See Note 17 for further information.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 22,422 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Eduqo with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$ 390 were expensed and are included in general and administrative expenses as of December 31, 2021.

(c)	Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company acquired control of Edupass, by acquiring 100% of the outstanding shares on the acquisition date.

Edupass connects education institutions with companies and professionals, helping employees in their career development.

The purchase consideration was R$ 15,229, comprised of: (i) R$ 2,000 cash consideration paid on the acquisition date; (ii) R$ 1,975 related to seller financing which will be paid in two installments on each anniversary of the transaction; and (iii) an additional earn-out of R$ 11,254, representing the present value of the amount that will be paid in 2024. Because the R$ 11,254 is not a fixed price but subject to a formula, the Company considers the payment as contingent consideration and the liability is measured at FVPL.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 11,679 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Edupass with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 191 were expensed and are included in general and administrative expenses as of December 31, 2021.

(d)	P2D Educação Ltda. (“P2D”)

On March 6, 2021, the Company announced that it entered into a definitive agreement to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil.

On October 1, 2021, Arco concluded the acquisition of 100% of the capital stock of P2D.

The purchase consideration was R$ 780,571, comprised of: (i) R$ 788,985 cash consideration paid on the acquisition date; and (ii) R$ 8,414 of price adjustments calculated after the acquisition, to be paid by Pearson, reducing the acquisition price. The price adjustment is under discussion between both parties and its payment is more likely to occur in the first semester of 2022.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals. After the preliminary antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on September 30, 2021, Arco closed the acquisition of P2D on October 1, 2021, becoming a subsidiary of Company.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 560,075 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Core operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Edupass with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 13,629 were expensed and are included in general and administrative expenses as of December 31, 2021.

(e)	Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Entity	Asset acquired	Valuation technique
Me Salva!	Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets

Eduqo
Edupass
P2D
Me Salva!	Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Eduqo
Edupass
P2D
Me Salva!	Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Edupass
P2D
Me Salva!	Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Eduqo
Edupass
Me Salva! Eduqo P2D	Educational platform	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

(f)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	December 31, 2021
	Me Salva!	Eduqo	Edupass	P2D
Total revenue	6,929	2,511	434	38,081
Net income (loss) before income taxes	(4,961)	988	(505)	7,497

Total revenue and income (loss) before income taxes for the Company are presented below assuming the acquisitions had occurred at the beginning of the year:

2021
Total revenue	1,271,921
Net income (loss) before income taxes	(185,101)

This additional financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

5	Cash and cash equivalents

	2022	2021
Cash and bank deposits	11,772	20,085
Bank deposits in foreign currency (a)	14,143	154
Cash equivalents (b)	190,445	190,904
	216,360	211,143

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil. As of December 31, 2022, the average interest on these CDBs was equivalent to 82.3% (December 31, 2021: 90.4%) of the Interbank Certificates of Deposit (“CDI”). The average CDI rate during the year ended December 31, 2022 was 12,38% (2021: 4,39%). These financial investments are available for immediate use and have insignificant risk of changes in value.

6	Financial investments

	2022	2021
Financial investments (a)	422,140	1,013,550
Other	506	506
	422,646	1,014,056
Current	391,785	973,294
Non-current	30,861	40,762

(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications of cash balances, managed by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil, with maturity of more than three months from the date of acquisition. As of December 31, 2022, the average interest on these investments is equivalent to 105,7% (2021: 101.7%) of the CDI. The average CDI rate during the year ended December 31, 2022 was 12,38% (2021: 4,39%). Income received on financial investments is classified as investing activity in the cash flow statements.

7	Trade receivables

	2022	2021
From sales of educational content	933,894	676,787
From related parties (Note 10)	8,255	3,608
	942,149	680,395
(-) Allowance for expected credit losses	(85,262)	(87,132)
	856,887	593,263

As of December 31, 2022 and 2021, the aging of trade receivables were as follows:

	2022	2021
Neither past due nor impaired	777,469	567,490

Past due	164,680	112,905

1 to 60 days	40,719	15,383
61 to 90 days	16,314	8,403
91 to 120 days	10,710	10,347
121 to 180 days	18,346	16,284
More than 180 days	78,591	62,488
	942,149	680,395

The Company reviews its allowance for expected credit losses each year following a detailed review of receivable balances and historical payment profiles, and assessment of forward-looking risk factors. Management believes all the remaining receivable balances are fully recoverable.

The movement in the allowance for expected credit losses for the years ended December 31, 2022, 2021 and 2020, was as follows:

	2022	2021	2020
Balance at beginning of the year	(87,132)	(63,434)	(30,051)
Reversion / (Provision)	2,247	(26,610)	(34,684)
Receivables written off (reverted) during the period as uncollectible	(377)	2,912	1,301
Balance at end of year	(85,262)	(87,132)	(63,434)

8	Inventories

	2022	2021
Content providing	135,876	75,778
Educational content (a)	94,089	71,314
Consumables and supplies	2,204	2,128
Inventories held by third parties	21,891	9,362
	254,060	158,582

(a)	Costs being incurred to produce educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Content providing is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Balance at beginning of the year	(25,715)	(7,510)	(6,517)
Inventory reserve	(40,671)	(26,778)	(7,453)
Write-off of inventories against reserve	7,763	8,573	6,460
Balance at end of year	(58,623)	(25,715)	(7,510)

During 2022, R$ 40,671 (2021: R$ 26,778) was recognized as an expense for inventories carried at net realizable value. This is recognized in cost of sales.

9	Recoverable taxes

	2022	2021
Withholding Income Tax (IRRF) on financial investments	7,416	3,079
Recoverable IRPJ and CSLL	18,617	11,400
Recoverable PIS and COFINS	30,695	44,097
Recoverable INSS	18,215	2,216
Other recoverable taxes	3,331	235
	78,274	61,027
Current	67,166	38,811
Non-current	11,108	22,216

10	Related parties

The table below summarizes the balances and transactions with related parties:

	2022	2021
Assets
Trade receivables (Note 7)
Livraria ASC Ltda. And Educadora ASC Ltda. (a)	8,255	3,546
OISA Tecnologia e Serviços Ltda. (c)	-	62
	8,255	3,608
Other assets
Arco Instituto de Educação (b)	1,526	1,373
	1,526	1,373
Loans to related parties
Minority shareholders - Geekie	-	4,571
Minority shareholders - EI (d)	3,956	6,750
Former shareholders - Eduqo	-	4
Former shareholders - Edupass	-	65
	3,956	11,390
Current	3,956	4,571
Non-current	-	6,819

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	-	9
	-	9
Other liabilities
OISA Tecnologia e Serviços Ltda. (c)	11	258
	11	258

	2022	2021	2020
Revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,605	8,831	7,230
OISA Tecnologia e Serviços Ltda. (c)	400	226	4
	9,005	9,057	7,234
Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda.	-	-	(1)

Finance income
WPensar S.A.	-	-	30
Minority shareholders - Geekie	273	210	453
OISA Tecnologia e Serviços Ltda.	-	19	18
Minority shareholders - EI (d)	498	336	18
	771	565	519

(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria AsC Ltda. and Educadora ASC Ltda., entities controlled by the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date.

(b)	Arco is a founding member of Instituto Arco de Educação ("Arco ”nstituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment of the amount related to the operations in 2021 occurred in July 2022. The outstanding amount in December is related to the operation in 2022.

(c)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of December 31, 2022 the recognized revenue from financial intermediation was R$ 400 (2021: R$ 226).

(d)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the year, the Company recognized R$ 498 of interest income (2021: R$ 336).

Key management personnel compensation

Key management personnel compensation comprised the following:

	2022	2021	2020
Short-term employee benefits	63,130	60,845	39,628
Restricted stock units	58,603	51,231	48,852
	121,733	112,076	88,480

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 18.b).

11	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. The Company paid R$ 9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, resulting in an 11.1% interest in the fund. On August 12, 2021, Bewater had a new round of investments, in which the Company acquired an additional 16 class B quotas, resulting in an 11.0% interest in the fund. On February 17, 2022, and on August 5, 2022, Bewater carried out new investment rounds, in which the Company acquired an additional 19 and 12 class B quotas, respectively. As of December 31, 2022, the Company holds a 10.9% interest in the fund.

The fund made a Iinority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss and recorded at finance result.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which 8,571,427 series B ordinary shares were acquired, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. On April 27, 2021, Arco invested an addition R$33,195, and an additional R$ 52,035 on September 27, 2021, resulting in a 26.09% interest. The Company recorded R$ 17,712 (2021: R$ 14,022) as gain on changes of interest of investment for the year ended on December 31, 2022.

As of December 31, 2022, the Company holds a 24.93% interest due to the dilution of its interest resulting from another round of investments that the investors made without capital injection from Arco, with the average price per share higher than the average price of Arco’s participation on the equity’s shares. This operation resulted on a gain of R$ 17,712, and this amount is recognized in other income (expenses) in statement of income or loss.

Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, the Company entered into a Share Purchase Agreement with Tera Treinamentos Profissionais Ltda, a company that provides professional courses focused on the development of digital skills,according to which 8,234 shares were acquired, equivalent to 23.43% of the total stock capital of Tera, for a total amount of R$15,000. Based on the signed agreement, the Company does not have control of Tera but exercises significant influence over the entity.

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	2022				2021
	INCO	TERA	Bewater	Total	Total
At beginning of the year	102,421	14,649	9,803	126,873	9,654
Capital contributions	-	-	32	32	125,273
Fair value on investment	-	-	1,379	1,379	106
Gain resulting from changes in ownership	17,712	-	-	17,712	14,022
Share of loss of equity-accounted investees	(32,438)	(1,927)	-	(34,365)	(22,182)
At end of the year	87,695	12,722	11,214	111,631	126,873

Percentage of ownership	24.93%	23.43%	10.88%

(ii)	Summary financial information for subsidiaries, joint ventures and affiliates

	Inco	Tera
December 31, 2022
Current assets	317,240	6,629
Non-current assets	192,040	2,430
Current liabilities	65,917	4,261
Non-current liabilities	48,323	2,342
Equity	395,040	2,456
Revenue	163,520	19,359
Costs and expenses	(288,760)	(27,858)
Loss for the year	(125,240)	(8,499)
December 31, 2021
Current assets	379,880	11,191
Non-current assets	125,643	1,837
Current liabilities	84,686	1,893
Non-current liabilities	5,872	50
Equity	414,966	11,085
Revenue	47,470	14,944
Costs and expenses	(119,162)	(15,283)
Loss for the year	(71,692)	(340)

12	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total
Cost
As of December 31, 2020	1,991	307	3,929	12,895	123	14,478	6,722	40,445
Additions	453	-	759	56,290	112	1,381	1,083	60,078
Disposals	(67)	-	(222)	(432)	-	-	(415)	(1,136)
Business combination	10	-	65	413	-	50	-	538
As of December 31, 2021	2,387	307	4,531	69,166	235	15,909	7,390	99,925
Additions	251	-	657	8,206	-	3,794	1,414	14,322
Disposals	(39)	(11)	(281)	(3,015)	(59)	-	-	(3,405)
As of December 31, 2022	2,599	296	4,907	74,357	176	19,703	8,804	110,842

Depreciation
As of December 31, 2020	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)
Depreciation charge for the year	(391)	(72)	(478)	(4,529)	(16)	(4,419)	(2,021)	(11,926)
Disposals	32	-	26	185	1	-	-	244
As of December 31, 2021	(612)	(198)	(1,158)	(8,005)	(50)	(9,035)	(6,982)	(26,040)
Depreciation charge for the year	(398)	(64)	(616)	(22,327)	(17)	(3,929)	(1,395)	(28,746)
Disposals	21	16	156	2,561	32	-	189	2,975
As of December 31, 2022	(989)	(246)	(1,618)	(27,771)	(35)	(12,964)	(8,188)	(51,811)

Net book value
As of December 31, 2020	1,738	181	3,223	9,234	88	9,862	1,761	26,087
As of December 31, 2021	1,775	109	3,373	61,161	185	6,874	408	73,885
As of December 31, 2022	1,610	50	3,289	46,586	141	6,739	616	59,031

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2022, 2021 and 2020.

13	Leases

The balance sheet shows the following amounts relating to leases:

	2022	2021
Right-of-use assets
Properties	15,326	24,586
IT Equipment	52,738	10,635
Machinery and equipment	632	739
	68,696	35,960

	2022	2021
Lease liabilities
Current	34,329	20,122
Non-current	42,576	22,996
	76,905	43,118

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
As at December 31, 2020	30,022	35,220
Additions	22,146	22,146
Disposal	(334)	(329)
Lease modification (a)	200	200
Depreciation expense	(16,456)	-
Business combination	382	382
Interest expense	-	4,795
Payments of lease liabilities	-	(15,729)
Discounts on leases	-	(273)
Interest paid	-	(3,294)
As at December 31, 2021	35,960	43,118
Additions	54,848	54,848
Lease modification (a)	13	13
Depreciation expense	(22,125)	-
Business combination	-	-
Interest expense	-	4,422
Payments of lease liabilities	-	(21,485)
Discounts on leases	-	(20)
Interest paid	-	(3,991)
As at December 31, 2022	68,696	76,905

Average annual depreciation rate 2021	29.4%
Average annual depreciation rate 2022	%

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

The Company entered into fiduciary agreements with Banco Safra S.A. in the amount of R$ 10,903 to guarantee payment due in the lease agreements of the São Paulo office. This financial agreement bears interest at the rate of 1.95% per annum. The lease payments are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,637 for the year ended December 31, 2022 (2021: R$ 2,673)

14	Intangible assets and goodwill

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license and development	Trademarks	Educational platform	Non-compete agreement	In Progress	Total
Cost
As of December 31, 2020	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947
Acquisitions	-	-	-	-	7,914	43,569	101	75,516	985	23,233	151,318
Disposals	-	-	-	-	-	(9)	-	(252)	-	-	(261)
Acquisitions through business combinations	622,502	-	26,197	45,138	179	10,023	66,250	39,771	5,450	-	815,510
Finalization of price allocation (c)	(66,952)	-	-	-	-	-	-	-	-	-	(66,952)
Transfer	-	-	-	-	-	-	-	23,018	-	(23,018)	-
As of December 31, 2021	1,949,901	15,263	348,340	326,136	37,553	98,900	542,705	308,401	18,291	2,072	3,647,562
Acquisitions (a)	-	-	-	-	9,580	37,355	14,312	93,675	1,477	9,447	165,846
Finalization of price allocation (b)	975	-	-	-	-	-	-	-	-	-	975
Transfer	-	-	-	-	15,635	-	-	(5,156)	-	(10,479)	-
As of December 31, 2022	1,950,876	15,263	348,340	326,136	62,768	136,255	557,017	396,920	19,768	1,040	3,814,383

Amortization
As of December 31, 2020	-	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	-	(198,310)
Amortization	-	(1,735)	(35,368)	(33,682)	(8,031)	(16,561)	(26,559)	(66,970)	(3,236)	-	(192,142)
Disposals	-	-	-	-	-	11	-	239	-	-	250
As of December 31, 2021	-	(8,553)	(73,605)	(82,857)	(26,134)	(26,291)	(53,874)	(112,895)	(5,993)	-	(390,202)
Amortization	-	(1,974)	(37,734)	(36,420)	(11,422)	(24,844)	(31,386)	(92,012)	(4,342)	-	(240,134)
As of December 31, 2022	-	(10,527)	(111,339)	(119,277)	(37,556)	(51,135)	(85,260)	(204,907)	(10,335)	-	(630,336)

Net book value
As of December 31, 2020	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637
As of December 31, 2021	1,949,901	6,710	274,735	243,279	11,419	72,609	488,831	195,506	12,298	2,072	3,257,360
As of December 31, 2022	1,950,876	4,736	237,001	206,859	25,212	85,120	471,757	192,013	9,433	1,040	3,184,047

(a)	The acquisitions of the period are mainly due to the development of educational content from the 2023 school year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects. In 2022 Arco also acquired the solutions Mentes do Amanhã and PGS, as described in Note 1.2 (c).

(b)	Refers to the P2D purchase price allocation adjustment made upon completion of the calculation of the fair value of intangible assets in accordance with the period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date, mainly related to the change in the projections that resulted in goodwill adjustment.

(c)	Refers to the Geekie and EI purchase price allocation adjustment made upon completion of the calculation of the fair value of assets acquired and liabilities assumed in accordance with the measurement period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date, mainly related to the change in the projections used to define the accounts payable to selling shareholders and recognized an adjustment in goodwill and accounts payable to selling shareholders to reflect the new information obtained.

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	2022	2021
Core	1,475,141	1,474,166
Supplemental	475,735	475,735
	1,950,876	1,949,901

Impairment test for goodwill

The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

Goodwill is monitored by management at the level of cash generating unit, which is the same of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The value-in-use of the Core operating segment calculated for 2022 was R$ 3,688,516 (R$ 3,695,227 in 2021), and the carrying amount was R$ 3,052,295. The value-in-use of the Supplemental operating segment for 2022 was R$ 1,491,994 (R$ 1,758,097 in 2021), and the carrying amount was R$ 880,409.

The value-in-use calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

	Gross margin		Budget period growth rate		Growth rate beyond budget period		Discount rate
	2022	2021	2022	2021	2022	2021	2022	2021
Core	78.0%	79.7%	10.3%	13.8%	3.0%	3.3%	13.2%	11.7%
Supplemental	80.9%	86.5%	18.0%	16.4%	3.0%	3.3%	14.5%	12.9%

Significant estimate: impact of possible changes in key assumptions

A decrease in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2022, to 76.5%, would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same analysis for the Supplemental operating segment and concluded that a decrease to 79.4% and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase of more than 150 basis points in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2022, would have resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (16.0% instead of 14.5%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2022, 2021 and 2020.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their respective useful lives. The useful lives and methods of amortization of other intangibles are reviewed each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2022, are as follows:

Years
Rights on contracts	10
Customer relationships	5 to 16
Educational system	3 to 10
Copyrights	3
Software license	2 to 5
Trademarks	10 to 20
Educational platform	3 to 10
Non-compete agreement	2 to 5

For the years 2022, 2021 and 2020 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

15	Loans and financing

	Interest rate	Maturity	December 31, 2022	December 31, 2021
Bank loan	100% CDI + 2.7% pa	January/2022	-	201,990
Bank loan	8.1% pa	March/2022	-	310
Debentures (a)	100% CDI + 1.7% pa	August/2023	-	919,703
Bank loan	3.8% pa	October/2023	23	62
Bank loan	3.8% pa	October/2023	-	90
Bank loan	3.8% pa	November/2023	44	49
Debentures (c)	100% CDI + 2.3% pa	August/2027	1,266,534	-
Convertible notes (d)	8.0% pa	November/2028	631,744	647,474
			1,936,829	1,831,327
Current			102,873	228,448
Non-current			1,833,956	1,602,879

(a)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition maturing in a single installment on August 25, 2023. The debentures bear interest of 100% CDI + 1.7% per annum and are guaranteed by Arco Educação S.A. The amount was settled in August 2022 upon issuance of the 2nd emission of debentures mentioned in item (c) below.

(b)	On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 thousand, equivalent to R$ 60,000, with an interest rate of 2.452% per annum. Since the operation was contracted in U.S. dollars, the Company holds swap derivatives to protect its exposure to foreign currency risk, which changes the effective interest rate for this loan to 100% CDI + 1.7% per annum (See Note 16 for further information). The loan payments will be paid quarterly in 12 installments, until October 28, 2024. The decrease in the current balance is mainly related to: (i) payment of R$ 19,593 related to the four installments in February, May, August and November 2022; and (ii) exchange variation of R$ 4,206 recognized as financial income in statement of income or loss.

(c)	The 2nd emission of debentures bear interest of 100% CDI + 2.3% pa, which will accrue and will also be payable every six months, with the first payment on February 3, 2023 and the last payment on August 3, 2027. The amount will be settled in 3 installments on August of each year from 2025 until 2027. The debentures are guaranteed by Arco Educação S.A.

(d)	On November 30, 2021, the Company issued convertible senior notes in the amount of US$ 150,000 with a value per share of $1.00, equivalent to R$ 825,285. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. While the interests are payable quarterly, the principal amount will be paid in a single installment at the mature date, both in cash in United States dollars equivalents to the amount in Brazilian reais at the payment date.

Each note can be converted at any time during the term of the contract, at the option of the holders, into Arco’s Class A common shares at the agreed conversion rate, which is equivalent to an initial price of US$ 29 per share. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of the total shares of Arco (on an as-converted basis for the convertible senior notes). See Note 16 for further information.

The holders also have the right to require the Company to repurchase for cash, on any date on or after November 15, 2026, all or portion of the holders’ notes, at a repurchase price that is equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interests.

The Company determined that the convertible senior notes have an embedded put option to repurchase the convertible notes for cash. It is an embedded derivative that is not closely related to the contract host debt instrument, because the risks inherent in the derivative (equity risk) and the host are not similar. Therefore, the conversion option will be treated separately and classified as a derivative liability, see Note 16 for further information.

The host foreign currency debt will be measured subsequently at amortized cost, using the effective interest rate of 3.61% per annum, and thus is subject to foreign exchange changes.

The initial transaction costs that are directly attributable to the issuance of the convertible notes were measured at fair value together with the financial liability on initial measurement. The transaction cost totaled R$ 13,032, including legal counsels and advisors.

Covenants

The debenture agreement provides for financial covenants, such as: financial covenants, including the achievement of a financial ratio obtained by dividing net debt (excluding the balance of convertible notes) by adjusted EBITDA less than 4x as of December 31, 2022; default on the financial obligations of the contract, bankruptcy or liquidation of the Company, limitation to carry out operations of acquisition, merger, sale or disposal of its assets, disclosure of financial statements.

These restrictive clauses are applicable as from the date the contract is entered into and becomes effective, to the extent that the events foreseen contractually occur.

As of December 31, 2022, the Company met all contractual commitments of its loans and financing operations. All financing arranged by Company is not subject to any financial covenants for the year ended December 31, 2021 and 2020.

Set out below the movements during the year:

	2022	2021	2020
Balance at beginning of the year	1,831,327	311,119	98,561
Additions, net of costs	1,188,980	1,578,298	498,434
Business combination	-	210	8,836
Interest expense	247,834	57,245	19,862
Interest paid	(164,536)	(20,275)	(13,423)
Payment of loans and financing	(1,120,024)	(109,815)	(301,151)
Exchange rate variation	(46,752)	14,545	-
Balance at end of year	1,936,829	1,831,327	311,119

16	Derivative financial assets and liabilities

The breakdown of financial derivatives is as follows:

	2022	2021
Assets
Financial derivatives
Swap Geekie (a)	-	861
	-	861
Current	-	301
Non-current	-	560

	2022	2021
Liabilities
Financial derivative
Swap Geekie (a)	8,193	-
Put option (b)	105,654	223,561
	113,847	223,561
Current	3,693	-
Non-current	110,154	223,561

(a)	On November 11, 2021, the Company’s subsidiary, Geekie, entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the asset end receives, on average, dollar plus 2.45% per annum and in the liability position pays, on average, CDI plus 1.7% per annum. During the year ended December 31, 2022, the Company recognized a net financial expense of R$ 11,528 as fair value adjustment in the statement of income or loss. See Note 15 for further information on the loan.

(b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of December 31, 2022 and 2021.

The Company recognized an initial put option of R$ 639,876 (equivalent to US$117,907 at the inception date) separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. Any adjustment to the fair value is recognized as finance income/costs in the statement of income or loss. See Note 15 for further information on the convertible notes.

17	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2022	2021
Accounts payable to selling shareholders
Acquisition of International School (a)	424,884	379,501
Acquisition of NS Educação Ltda. (b)	371	6,126
Acquisition of Positivo (c)	636,172	754,451
Acquisition of Studos	-	5,472
Acquisition of EI (d)	282,257	234,493
Acquisition of Geekie (e)	19,036	224,759
Acquisition of Me Salva! (f)	10,747	21,880
Acquisition of Eduqo (g)	11,662	18,145
Acquisition of Edupass (h)	6,074	23,959
	1,391,203	1,668,786
Current	1,060,746	799,553
Non-current	330,457	869,233

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 28 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the year ended December 31, 2022, the Company recognized R$ 44,863 of interest expenses in finance expenses in the statement of income or loss. The minority shareholder is a related party of the Company.

(b)	This amount was retained for any contingent liabilities that may arise, which final payment will be released in January 2023. As of December 30, 2022, the Company has paid R$ 6,131 related to the adjusted amount due based on the Interbank Certificates of Deposit (CDI) interest rate. During the year ended December 31, 2022, the Company recognized R$ 376 of interest expenses in finance expenses in the statement of income or loss.

(c)	The amount represents the outstanding amount of the acquisition price and will be paid annually in November over 3 years (25% paid in 2022 – see Note 1(c), and 75% payable in 2023 and 2024). The payment is secured by a guarantee through a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the year ended December 31, 2022, the Company recognized R$ 89,304 of interest expenses in finance expenses in the statement of income or loss.

(d)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 12.3% (13.4% in 2021).

The last installment is payable on May 31, 2023, for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%. There are minority shareholders that are related parties of the Company.

During the year ended December 31, 2022, the Company recognized R$ 30,662 of interest and the accounts payable increased by R$20,394.

(e)	The current financial liability is recorded at the present value of the estimated amount payable to the former shareholders using an estimated interest rate of 13.2% (13.7% in 2021). The exercise price will be calculated for “Geekie Others” content and is determined by the greater of 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

In June 2022, the Company concluded the acquisition of 100% of Geekie’s shares. The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$ 223,939 (R$116,992 of principal, R$36,406 of interest and R$70,541 of changes in fair value) as described in Note 1.2 c).

During the year ended December 31, 2022, the Company recognized R$ 12,978 of interest expenses in finance expenses in the statement of income or loss and the accounts payable increased by R$ 5,237.

(f)	The liability is composed of the present value of the balance payable negotiated on December 9, 2022, in the closing certificate, that transferred the remaining 40% interest in Me Salva! to Arco, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.3%. The payment of the retained portion is in the amount of R$ 1,243 and will be made in 4 equal annual installments, with the first installment paid in June 2022. At first the payment of the second stage would be made in 2025 and the acquisition price of 40% was calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During year ended December 31, 2022, the Company renegotiated the earn out, and now price is fixed in R$ 9,504 updated by CDI. During the year ended December 31, 2022, the Company recognized an interest expense of R$ 2,090 and the accounts payable decreased by R$ 12,739 mainly due to the earn out renegotiation.

(g)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7%. The payment of the outstanding installment in the amount of R$ 8,473 and the earn out of R$ 3,190 due to July 2023. The price adjustment of R$ 910 was paid in a single installment in July 2022. During the year ended December 31, 2022, the Company recognized an interest expense of R$ 2,567 in finance expenses in the statement of income or loss.

(h)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.5% (15.3% in 2021). The payment of the outstanding installment is in the amount of R$ 891 is due to September 2023, while the payment of the earn out will be made in 2024, in the amount of R$ 5,183. The earn out is calculated based on the estimated 2023 revenue. During the year ended December 30, 2022 the Company recognized an interest expense of R$ 912 in finance expenses in the statement of income or loss and the accounts payable decreased by R$ 17,297.

If the period between acquisition and payment is not significant, the Company adopts the practice of considering any payment as an investing cash flow. On the other hand, if the period of deferral is significant, payments to reduce this liability is classified as financing cash flows. The Company considers as significant deferral period, payments made after 12 months from the acquisition date.

Set out below the movements during the year:

	2022	2021
Balance at beginning of the year	1,668,786	1,786,515
Additions	-	53,621
Interest expense	184,218	121,611
Interest paid	(72,930)	(13,700)
Payment of accounts payable to selling shareholders	(381,639)	(299,077)
Fair value adjustment	568	87,820
Finalization of price allocation (Note 14(c))	-	(66,952)
Others	(7,800)	(1,052)
Balance at end of year	1,391,203	1,668,786

18	Labor and social obligations

	2022	2021
Bonuses (a)	38,206	30,789
Payroll and social charges (b)	16,836	96,343
Payroll accruals	25,638	24,225
Other labor	9,815	6,905
	90,495	158,262
Current	89,044	157,601
Non-current	1,451	661

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 31,402, R$ 24,184 and R$ 18,989 for the years ended December 31, 2022, 2021, and 2020, respectively.

(b)	Share-based compensation plan

Geekie Plan

Geekie has its own stock option plan that is granted to employees elected by Management and duly approved by the Board of Directors.

The first stock option plan was approved on December 19, 2017, with share-based compensation features to be settled in cash and not in equity. On November 27, 2020, the entity reassessed the fair value of the vested shares in the closing period and updated the liability against share-based compensation plan expenses, reducing the net assets acquired of the Geekie’s opening balance.

On December 1, 2020, after Geekie’s acquisition by Arco, Geekie approved, new conditions for granting stock options in the total amount of 31,763 shares. The stock options are exercisable from the date of approval of the new grant agreement, with the vesting period on that date being considered fulfilled.

The new stock options plan was classified as cash settled since all Geekie’s employees have signed a mandatory contract to sell all the options to Arco at exercise date at the same price to be paid to non-controlling selling shareholders and liability is measured at fair value at the end of each reporting period until its effective settlement.

The exercise price of the options granted to all beneficiaries is R$ 82.91 as determined in the grant agreements. The beneficiaries had the maximum period for exercising the options up to March 31, 2022, under penalty of forfeiture.

On June 1, 2022, the Company settled the stock option plan in the amount of R$ 75,578 in cash as described in Note 1.2. c).

Restricted stock units

In 2019, the Company implemented a new share-based payment program with restricted stock units (“RSU”) of the holding company Arco Platform Limited for employees of the Company's subsidiaries and the independent members of the Board of Directors, which will be available for sale by the beneficiaries annually, on their anniversary dates, except for the independent members of the Board of Directors, whose shares are restricted for sale for one year after vesting.

The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance and performance as an employee, director, or director of any company in the business group from the grant date until vesting, that is defined in each contract. The final vesting date of those contracts is demonstrated below. If a participant leaves the Company or does not achieve the proposed performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by the Company. The total amount due will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder bearer of Class A Common shares.

The following table reflects the movements of outstanding shares from the grant date until December 31, 2022:

	Number of restricted stock units
	2022	2021
Outstanding at beginning of the year	142,184	161,231
Granted (a)	778,705	251,555
Vested (b)	(179,860)	(177,331)
Restricted stocks units delivered	(207,804)	(92,561)
Effectively forfeited	(77,208)	(710)
Estimated forfeited	(32,101)	-
Outstanding at end of the year	423,916	142,184

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

(b)	Refers to the total number of shares whose vesting period was fulfilled as defined in the contract (anniversary date), but not yet transferred to the beneficiaries on December 31, 2022. Restricted shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

The total compensation expense for the year ended December 31, 2022, including taxes and social charges, was R$58,603, (R$ 35,846 of principal and R$ 22,757 of taxes and contributions) net of estimated forfeitures (December 31, 2021: R$51,231, R$33,160 of principal and R$18,071 of taxes and contributions). These awards are classified as equity settled.

The vesting period is according to the following schedule:

Final vesting date	Quantity of stocks	Total shares outstanding
28/09/2019	197,951	-
30/06/2020	3,086	-
28/09/2020	215,709	-
31/03/2021	14,713	-
30/06/2021	3,181	-
28/09/2021	216,709	-
30/09/2021	1,967	-
31/12/2021	92,915	-
31/03/2022	32,775	-
30/06/2022	8,779	-
28/09/2022	18,758	-
30/09/2022	124,069	-
31/12/2022	190,998	-
31/03/2023	39,179	20,552
28/09/2023	1,000	-
30/09/2023	146,549	130,246
31/03/2024	43,879	13,324
30/09/2024	142,409	126,424
31/03/2025	22,500	1,297
30/09/2025	134,482	119,287
30/09/2026	14,200	12,786
Total	1,665,808	423,916

Matching program

On February 26, 2021, the Company’s Restricted Shares Plan Advisory Committee approved the Company’s first Matching Program, pursuant to which the Company will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by the Company’s board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to the Company through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely sell such shares.

All Class A shares, including the investment shares acquired by the participants of the Matching Program, vest over four years, on March 31 of each year.

In 2021, the Company transferred 9,841 investment shares under the Matching Program with an average price of R$ 192.2.

As of December 31, 2022, the Company granted 185,000 new investment shares under the Matching Program, with 178,911 investment shares already vested on December 31, 2022.

19	Equity

a.	Share capital

As of December 31, 2022, Arco’s share capital is represented by 56,954,952 common shares of par value of US$ 0.00005 each, comprised of 27,400,848 Class B common shares and 29,554,104 Class A common shares.

December 31, 2021 shares outstanding	56,851,399
Restricted Stock Units transferred	141,504
Restricted Stock Unit withheld (a)	(37,951)
December 31, 2022 shares outstanding	56,954,952

(a)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.	Treasury shares

Repurchase program

On January 6, 2021, the Company’s Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, the Company may repurchase up to 500,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

On March 31, 2021, the Company approved to increase the share repurchase limit of its existing share repurchase program established on January 6, 2021. Pursuant to the increased repurchase limit, Arco may repurchase up to 2,500,000 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

The following table reflects the movements of treasury shares repurchased until December 31, 2022:

	Number of shares
	2022	2021
At beginning of the year	605,316	-
Repurchase	551,125	1,480,061
Transferred – RSU’s program	(109,299)	(124,745)
Cancelled	-	(750,000)
At end of the year	1,047,142	605,316

As of December 31, 2022, the Company has a total of 1,047,142 of treasury Class A common shares with an average price of R$ 106.3 (equivalent to US$ 20.4).

20	Earnings (loss) per share (EPS)

Basic

Basic earnings (loss) per share excludes the effects of dilution and is computed by dividing profit (loss) attributable to equity holders of the parent by the weighted average number of shares outstanding for the period.

Diluted

Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised into shares. In calculating diluted earnings (loss) per share, the numerator is adjusted for the effect of interest expense, exchange variation and changes in the fair value of the embedded conversion feature of the convertible notes disclosed in notes 15 and 16 (only if dilutive) and the denominator is increased to include the number of potentially dilutive Class A common shares assumed to be outstanding during the period.

In addition, the Company has restricted stock units (see Note 18) that are also considered in the calculation of diluted earnings per share if they have a dilutive effect.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2022			2021			2020
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	20,143	19,346	39,489	(70,929)	(87,154)	(158,083)	8,534	8,246	16,780
Adjustments attributable to convertible notes	(70,519)	-		-	-		-	-
Adjusted (loss) profit attributable to equity holders of the parent	(50,376)	19,346		(70,929)	(87,154)		8,534	8,246
Weighted average number of common shares outstanding (thousand)	28,530	27,401	55,931	22,300	27,401	49,701	28,357	27,401	55,758
Effects of dilution from:
Share-based compensation plan (thousands)	49	-		142	-		161	-
Convertible notes (thousands)	5,172	-		5,172	-		-	-
Basic (loss) earnings per share - R$	0.71	0.71		(3.18)	(3.18)		0.30	0.30
Diluted (loss) earnings per share - R$	(1.49)	0.71		(3.18)	(3.18)		0.30	0.30

As of December 31, 2021, the convertible notes and the share-based compensation plan had an anti-dilutive effect.

21	Revenue

The Company’s revenue is as follows:

	2022	2021	2020
Educational content	1,761,415	1,218,687	998,373
Other	17,428	17,237	4,534
Deductions:
Taxes	(3,416)	(3,850)	(1,197)
Revenue	1,775,427	1,232,074	1,001,710

	2022			2021			2020
Segments	Core	Supplemental	Total	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	1,365,086	392,913	1,757,999	931,187	283,650	1,214,837	839,383	157,793	997,176
Other	2,567	14,861	17,428	4,812	12,425	17,237	1,762	2,772	4,534
Total revenue from contracts with customers	1,367,653	407,774	1,775,427	935,999	296,075	1,232,074	841,145	160,565	1,001,710

Revenue Indirect tax benefits

According to Brazilian tax laws, the Company is subject to the taxation, with a zero tax rate, of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

22	Expenses by nature

	2022	2021	2020
Educational content material	(225,707)	(118,812)	(122,401)
Operations personnel	(58,922)	(39,358)	(24,731)
Inventory reserves	(40,671)	(26,778)	(7,453)
Freight	(48,116)	(24,831)	(16,452)
Depreciation and amortization	(114,133)	(55,873)	(35,007)
Other	(12,977)	(28,755)	(15,086)
Cost of sales	(500,526)	(294,407)	(221,130)

Sales personnel	(263,954)	(210,055)	(167,300)
Depreciation and amortization	(102,645)	(99,459)	(77,343)
Sales & marketing	(92,881)	(46,795)	(24,104)
Customer support	(179,219)	(89,200)	(53,893)
Allowance for expected credit losses	2,247	(26,610)	(34,684)
Real estate rentals	(541)	(820)	(965)
Other	(28,021)	(23,359)	(13,980)
Selling expenses	(665,014)	(496,298)	(372,269)

Corporate personnel	(104,511)	(96,626)	(74,437)
Third party services	(77,820)	(78,530)	(80,254)
Real estate rentals	(2,166)	(1,802)	(1,623)
Travel expenses	(5,586)	(1,541)	(2,233)
Tax expenses	(6,782)	(7,324)	(7,341)
Software licenses	(9,989)	(7,411)	(5,909)
Share-based compensation plan	(58,328)	(88,198)	(69,846)
Depreciation and amortization	(60,680)	(39,553)	(15,105)
Other	(12,400)	(7,658)	(13,810)
General and administrative expenses	(338,262)	(328,643)	(270,558)

Total	(1,503,802)	(1,119,348)	(863,957)

23	Finance result

	2022	2021	2020
Income from financial investments	100,364	43,845	2,263
Changes in fair value of financial investments (a)	2,063	13	17,111
Changes in fair value of financial derivatives (b)	121,171	1,699	16,147
Changes in accounts payable to selling shareholders (Note 17)	36,935	18,357	-
Foreign exchange gains	172,677	20,551	1,930
Interest income	8,212	4,656	4,721
Other	3,815	2,091	3,039
Finance income	445,237	91,212	45,211

Changes in fair value of financial derivatives (b)	(14,792)	(38,990)	(15,585)
Changes in accounts payable to selling shareholders (Note 17)	(37,503)	(106,177)	(20,330)
Foreign exchange loss	(127,388)	(22,323)	(1,742)
Bank fees	(9,239)	(8,647)	(4,937)
Interest in acquisition of investments (c)	(184,218)	(121,611)	(68,379)
Interest in lease liabilities (Note 13)	(4,422)	(4,795)	(3,036)
Interest on loans and financing (Note 15)	(247,834)	(57,245)	(19,862)
Other	(13,087)	(12,298)	(8,142)
Finance costs	(638,483)	(372,086)	(142,013)

Finance result	(193,246)	(280,874)	(96,802)

(a)	Refers to gains on financial investments measured at FVPL.

(b)	Amount related to changes in the fair value of the put and call options from business acquisitions and investments in associates and joint ventures, put option to convert senior notes and change in the fair value of swap derivatives. See Note 26 for further information.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

24	Income taxes

(a)	Reconciliation of income taxes expense

	2022	2021	2020
(Loss) profit before income taxes	67,918	(173,657)	39,102
Combined statutory income taxes rate - % (a)	34%	34%	34%
	(23,092)	59,043	(13,295)
Expected income tax benefit (expense) at statutory rates
Reconciliation adjustments:
Share of profit (loss) of equity-accounted investees (b)	(11,684)	(7,542)	139
Effect of presumed profit of subsidiaries (c)	-	3,266	9,552
Permanent differences (d)	(5,839)	(22,648)	(7,427)
Stock option (e)	93	(12,569)	(6,986)
Deferred tax Atech	3,787	-	-
Other additions (exclusions), net	8,307	(3,976)	(4,305)
	(28,429)	15,574	(22,322)

Current	(44,473)	(65,609)	(87,379)
Deferred	16,044	81,183	65,057
Income taxes benefit (expense)	(28,429)	15,574	(22,322)

Effective rate	(41.9)%	(9.0)%	(57.1)%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(d)	Permanent differences of non-deductible expenses.

(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses, that was paid on June 2022, when Arco acquired the remaining interest.

(b)	Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	2020	Profit or loss	Business combination	2021	Profit or loss	2022
Deferred tax assets
Tax losses carryforward	64,764	39,565	-	104,329	53,457	157,786
Temporary differences
Financial instruments from acquisition of interests	117,393	57,198	-	174,591	31,513	206,104
Other temporary differences	46,815	14,917	3,137	64,869	29,466	94,335
Share base compensation	6,473	3,904	-	10,377	2,207	12,584
Tax benefit from tax deductible goodwill	11,547	(3,515)	-	8,032	(3,345)	4,687
Amortization of intangible assets	16,821	5,340	-	22,161	5,524	27,685
Total deferred tax assets	263,813	117,409	3,137	384,359	118,822	503,181
Deferred tax liabilities
Financial instruments from acquisition of interests	(9,231)	-	-	(9,231)	-	(9,231)
Tax benefit from tax deductible goodwill	(15,678)	(38,219)	-	(53,897)	(58,926)	(112,823)
Other temporary differences	(2,001)	1,993	-	(8)	(43,845)	(43,853)
Total deferred tax liabilities	(26,910)	(36,226)	-	(63,136)	(102,771)	(165,907)
Deferred tax assets (liabilities), net	236,903	81,183	3,137	321,223	16,044	337,267

Deferred tax assets	236,903			321,223		337,267
Deferred tax liabilities	-			-		-

As of December 31, 2022, the Company had unrecognized deferred income tax assets in the amount of R$ 3,521 (2021: R$ 4,387) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

25	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with private schools as of December 31, 2022, 2021 and 2020, none of the customers individually represented more than 5% of total revenue.

	2022
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	1,367,653	451,383	1,819,036	(43,609)	1,775,427
Cost of sales	(396,095)	(138,199)	(534,294)	33,768	(500,526)
Gross profit	971,558	313,184	1,284,742	(9,841)	1,274,901
Selling expenses	(516,169)	(148,845)	(665,014)	-	(665,014)
Segment profit	455,389	164,339	619,728	(9,841)	609,887
General and administrative expenses	-	-	-	-	(338,262)
Other income, net	-	-	-	-	23,904
Operating profit	-	-	-	-	295,529
Finance income	-	-	-	-	445,237
Finance costs	-	-	-	-	(638,483)
Share of loss of equity-accounted investees	-	-	-	-	(34,365)
Profit before income taxes	-	-	-	-	67,918
Income taxes expense	-	-	-	-	(28,429)
Net profit for the year	-	-	-	-	39,489

Other disclosures
Depreciation and amortization	244,811	32,647	277,458	-	277,458
Investments in associates and joint ventures	111,631	-	111,631	-	111,631
Capital expenditures	148,491	33,401	181,892	(1,724)	180,168

	2021
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	935,999	296,075	1,232,074	-	1,232,074
Cost of sales	(228,474)	(65,933)	(294,407)	-	(294,407)
Gross profit	707,525	230,142	937,667	-	937,667
Selling expenses	(396,369)	(99,929)	(496,298)	-	(496,298)
Segment profit	311,156	130,213	441,369	-	441,369
General and administrative expenses	-	-	(328,643)	-	(328,643)
Other income, net	-	-	16,673	-	16,673
Operating profit	-	-	129,399	-	129,399
Finance income	-	-	91,212	-	91,212
Finance costs	-	-	(372,086)	-	(372,086)
Share of loss of equity-accounted investees	-	-	(22,182)	-	(22,182)
Loss before income taxes	-	-	(173,657)	-	(173,657)
Income taxes benefit	-	-	15,574	-	15,574
Net loss for the year	-	-	(158,083)	-	(158,083)

Other disclosures
Depreciation and amortization	177,564	17,321	194,885	-	194,885
Investments in associates and joint ventures	126,873	-	126,873	-	126,873
Capital expenditures	186,846	24,550	211,396	-	211,396

	2020
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	841,145	160,565	1,001,710	-	1,001,710
Cost of sales	(190,893)	(30,237)	(221,130)	-	(221,130)
Gross profit	650,252	130,328	780,580	-	780,580
Selling expenses	(309,816)	(62,453)	(372,269)	-	(372,269)
Segment profit	340,436	67,875	408,311	-	408,311
General and administrative expenses	-	-	(270,558)	-	(270,558)
Other income, net	-	-	(2,258)	-	(2,258)
Operating profit	-	-	135,495	-	135,495
Finance income	-	-	45,211	-	45,211
Finance costs	-	-	(142,013)	-	(142,013)
Share of loss of equity-accounted investees	-	-	409	-	409
Profit before income taxes	-	-	39,102	-	39,102
Income taxes expense	-	-	(22,322)	-	(22,322)
Net profit for the year	-	-	16,780	-	16,780

Other disclosures
Depreciation and amortization	118,416	9,039	127,455	-	127,455
Investments in associates and joint ventures	9,654	-	9,654	-	9,654
Capital expenditures	95,672	11,977	107,649	-	107,649

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended, 2021 and 2020.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses), net, finance result, share of loss (profit) of equity-accounted investees and income taxes are managed on at the consolidated level and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Total assets	5,259,238	552,499	5,811,737	(58,329)	5,753,408
Total liabilities	3,762,867	151,440	3,914,307	(58,329)	3,855,978

As of December 31, 2021
Total assets	5,637,667	378,520	6,016,187	(26,068)	5,990,119
Total liabilities	4,048,511	92,442	4,140,953	(26,068)	4,114,885

26	Financial instruments

The Company holds the following financial instruments:

	Assets at FVPL	Assets at amortized cost	Total
Financial assets
December 31, 2022
Financial investments	36,103	386,543	422,646
Trade receivables	-	856,887	856,887
Related parties	-	3,956	3,956
Investments and interests in other entities	11,214	-	11,214
Other assets (Instituto Arco)	-	1,526	1,526
	47,317	1,248.91	1,296,229

	Assets at FVPL	Assets at amortized cost	Total
Financial assets
December 31, 2021
Financial investments	-	1,014,056	1,014,056
Trade receivables	-	593,263	593,263
Derivative financial assets	861	-	861
Related parties	-	11,390	11,390
Investments and interests in other entities	9,803	-	9,803
Other assets (Instituto Arco)	-	1,373	1,373
	10,664	1,620,082	1,630,746

	Liabilities at FVPL	Liabilities at amortized cost	Total
Financial liabilities
December 31, 2022
Trade payables	-	182,748	182,748
Derivative financial liabilities	113,847	-	113,847
Accounts payable to selling shareholders (a)	687,849	703,354	1,391,203
Leases liabilities	-	76,905	76,905
Loans and financing	-	1,936,829	1,936,829
	801,695	2,899,836	3,701,531
December 31, 2021
Trade payables	-	103,292	103,292
Derivative financial liabilities	223,561	-	223,561
Accounts payable to selling shareholders (a)	867,264	801,522	1,668,786
Leases liabilities	-	43,118	43,118
Loans and financing	-	1,831,327	1,831,327
	1,090,825	2,779,259	3,870,084

(a)	The Company measures at fair value through profit or loss the contingent consideration arising from business combinations in accordance with IFRS 3.

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 27.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to investment fund which investments were entered to achieve 124.1% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 6 for more details on the financial investments.

Derivative assets and liabilities

The Company maintains put options from investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss. Any gains or losses from these derivatives are recognized directly in the income statement.

As of and for the years ended December 31, 2022, 2021 and 2020 none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss (gain of R$ 106,379, gain of R$ 861 and gain of R$ 562 for the years ended in December 31, 2022, 2021 and 2020, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2022	2021
Financial assets
Financial investments	Level 2	36,103	-
Derivative financial assets	Level 2	-	861
Investments at fair value	Level 1	11,214	9,803

Financial liabilities
Derivative financial liabilities – Swap	Level 2	8,192	-
Derivative financial liabilities – Put option	Level 3	105,654	223,561
Accounts payable to selling shareholders	Level 3	687,849	867,264

As of December 31, 2022, and 2021, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statements’ periods presented herein.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	the use of quoted market prices or dealer quotes for similar instruments;

●	the fair value of derivatives is calculated with Black & Scholes; and

●	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2022, 2021 and 2020:

Recurring fair value measurements	Financial instruments assets	Financial instruments liabilities	Accounts payable to selling shareholders
Balance as of December 31, 2019	35,946	(33,940)	(328,668)
Acquisitions	-	-	(478,209)
Payment	-	-	9,520
Changes in accounts payable to selling shareholders	-	-	(20,314)
Interest expense	-	-	(43,714)
Gains (loss) recognized in statement of income or loss	(35,946)	33,940	-
Balance as of December 31, 2020	-	-	(861,385)
Acquisitions	-	-	(33,411)
Derivative liabilities	-	(185,409)	-
Payment	-	-	119,950
Changes in accounts payable to selling shareholders	-	-	(87,706)
Changes in fair value of derivatives	-	(38,152)	-
Interest expense	-	-	(71,664)
Finalization of price allocation (Note 14.b)	-	-	66,952
Balance as of December 31, 2021	-	(223,561)	(867,264)
Payment	-	-	227,231
Changes in accounts payable to selling shareholders	-	-	568
Changes in fair value of derivatives	-	117,907	-
Interest expense	-	-	(48,384)
Balance as of December 31, 2022	-	(105,654)	(687,849)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2022, 2021 and 2020, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets and liabilities independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

●	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

●	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

●	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

●	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

27	Risk

(a)	Financial risk management

The Company monitors market, credit, and operational risks in line with the objectives in capital management and counts with the support, monitoring, and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of December 31, 2022.

Capital management

The Company’s objectives when managing capital are to:

●	maximize shareholder value;

●	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies, or processes for managing capital during the years ended December 31, 2022, 2021 and 2020.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of December 31, 2022 and 2021, was as follows:

	2022	2021
Cash and cash equivalents (Note 5)	14,143	154
Loans and financing	(654,514)	(654,864)

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of December 31, 2022, consider three scenarios of U.S. dollar exchange rate variation, as follows:

●	Base scenario - exchange rate as of December 31, 2022 of R$ 5.2171 per US$ 1.00;

●	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$ 5.7388; and

●	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$ 4.6954.

The table below set forth the sensitivity analysis as of December 31, 2022, for cash and cash equivalents and financial investments of US$ 2,711 thousand and for US$ 118,079 thousand of convertible notes, both denominated in U.S. dollar:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 5.2171	Exchange rate: R$ 5.7388	Exchange rate: R$ 4.6954
Finance income (costs)	-	R$ 63,016	R$ (63,016)

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve its goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations, acquisition of interest in other entities and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

December 31, 2022	Less than 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Trade payables	182,748	-	-	-	-	-	-	182,748
Lease liabilities	9,080	25,249	23,735	18,189	550	102	-	76,905
Loans and financing	88,144	14,729	18,792	397,275	397,275	397,275	623,340	1,936,830
Derivative financial liabilities	838	2,855	-	-	-	-	110,154	113,847
Accounts payable to selling shareholders	447,492	613,254	326,792	3,400	265	-	-	1,391,203
	728,302	656,086	369,319	418,864	398,090	397,377	733,494	3,701,532

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments, related parties, accounts payable to selling shareholders and loans and financing.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2022, the CDI rate was 13,65%.

As of December 31, 2022, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

December 31, 2022	Exposure	+10%	-10%
Cash equivalents	190,445	-	(19,045)
Financial investments	422,646	-	(5,769)
Accounts payable to selling shareholders	703,354	9,601	-
Related parties	3,956	54	-
Loans and financing	1,551,612	18,035	-

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 26. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes.

Changes in liabilities arising from financing activities

	December 31, 2019	Cash flows	Other	December 31, 2020	Cash flows	Other	December 31, 2021	Cash flows	Other	December 31, 2022
Leases	25,857	(10,610)	19,973	35,220	(19,023)	26,921	43,118	(25,476)	59,263	76,905
Loans and financing	98,561	183,860	28,698	311,119	1,448,208	72,000	1,831,327	(95,580)	201,082	1,936,829
Total	124,418	173,250	48,671	346,339	1,429,185	98,921	1,874,445	(121,056)	260,345	2,013,734

28	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2020	465	52	849	1,366
Additions	262	720	274	1,256
Business combination	-	4	-	4
Reversals	(393)	(479)	(356)	(1,228)
Balance at December 31, 2021	334	297	767	1,398
Additions	237	1,986	339	2,562
Reversals	(104)	(559)	(123)	(786)
Balance at December 31, 2022	467	1,724	983	3,174

As of December 31, 2022, the Company was party to lawsuits classified as possible losses totaling R$ 11,535 (2021: R$ 9,004), as shown below:

	2022	2021
Civil (a)	8,754	7,032
Labor (b)	2,781	1,972
Total	11,535	9,004

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in the subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The amount to be calculated in accordance with the decision is under ongoing discussion in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

Considering the arbitration proceeding and IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered payable to the non-controlling shareholder under the Investment Agreement. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of net debt, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the due course of the arbitration. During the twelve-month period ended December 31, 2022, the Company recognized R$ 44,863 of interest expense based on the Sistema Especial de Liquidação e Custódia - SELIC rate. The use of the SELIC rate and the amount of interest to be paid are assumptions by the Company.  These assumptions may differ from the actual rate of interest, the amount of interest that will be paid, as well as which party will be responsible for its payment, since they will be determined by the arbitration panel.

29	Transactions not involving cash

During the years ended December 31, 2021, 2020 and 2019, the Company carried out the following non-cash transactions, which are not reflected in the statement of cash flows:

	2022	2021	2020
Lease (Note 13)	54,861	22,346	14,471
Forward contract (Note 4)	-	51,501	406,635
Retained payments from business combination (Note 4)	-	1,324	14,821
Capital contribution (Note 4)	-	10,000	-
Price adjustment from business combination (Note 4)	-	(7,400)	4,620
Acquisition from business combination (Note 4)	-	36,172	22,857

30	Subsequent events

Acquisition of INCO

On January 3, 2023, the Company announced the completion of the previously announced acquisition of INCO. Under the terms of the Equity Purchase Agreement, Arco Platform Limited completed the acquisition of 75.1% of the share capital of Isaac through an exchange of Arco shares. Isaac’s shareholders received 10,436,202 Arco Class A common shares of Arco, of which 1,047,142 shares were Arco treasury shares, and 9,389,060 shares were newly issued Arco shares. Prior to the Transaction, Arco held 24.9% of the share capital of Isaac. The final antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE was granted on November 16, 2022, with no restrictions.

Non-binding Proposal

On January 26, 2023, the Company announced the formation of a special committee composed of four independent and disinterested directors to evaluate and consider the Proposal as described in note 1.2.

The board of directors cautions the Company’s shareholders and other potential investors considering investing or trading in the Company’s securities that the Proposal is under evaluation by the special committee. However, no decisions have been made with respect to the Proposal and whether the Company will accept it. There can be no assurances that any definitive offer will be made, that any definitive agreement relating to the Proposal or any potential alternative transaction will be executed, or that the Proposed Transaction or any other transaction will be approved or consummated.

Federal Supreme Court ("STF") decision on tax matters res judicata

On February 8, 2023, the Plenary of the STF concluded the judgment of Questions 881 and 885, unanimously deciding that a final decision, called "transited in res judicata", on taxes paid continuously, automatically loses the effects of final and unappealable decisions in case of divergent and contrary pronouncement, when it occurs in concentrated control or under the general repercussion regime. The Company assessed the effects of this decision and did not identify any lawsuits impacted by this decision of the Supreme Court, as it does not have any judicial decisions that result in the suppression of its taxes, the matter of which has subsequently been judged in the opposite direction by the Supreme Court, in a concentrated control action or under the general repercussion regime. Additionally, the Company understands that the decision does not have direct or reflex application for the base date of December 31, 2022 and continues to monitor the evolution of the matter.

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